April 28, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Ethan Horowitz
Jennifer O’Brien

Re:	Falcon Minerals Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Form 8-K dated March 10, 2022
Response dated April 14, 2022
File No. 001-38158

Ladies and Gentlemen:

On behalf of Falcon Minerals Corporation (the “Company”), set forth below are the Company’s responses to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s response to the Staff’s comments dated April 8, 2022 on the Form 10-K for Fiscal Year Ended December 31, 2021 (the “Form 10-K”) and Form 8-K dated March 10, 2022 (the “Form 8-K”).

Set forth below is the response of the Company to the comment in the Staff’s letter to the Company, dated April 25, 2022, relating to the Form 10-K and the Form 8-K. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately thereafter. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form 10-K or the Form 8-K, as applicable.

Item 2.02 Form 8-K

Non-GAAP Financial Measures, page 8

1.	Please address the following points related to information you provided in response to comments 8 and 10 regarding your presentation of Pro-forma free cash flow:

•

Present the most directly comparable GAAP measure with equal or greater prominence (i.e., Net cash provided by operating activities). Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, reconciliation to Adjusted EBITDA does not appear to be appropriate.

•

Further clarify your response to explain how you considered Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures which states that free cash flow is typically calculated as cash flows from operating activities less capital expenditures.

April 28, 2022

•	Provide us with additional support for inclusion of estimated cash taxes on net income inclusive of noncontrolling interests as a reconciling item and characterization of this measure as pro forma.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to present Pro-forma free cash flow in its future disclosures. In the event the Company does present a metric that relates to the amount of cash available to pay dividends to shareholders in the future, it will do so in compliance with SEC rules, regulations and interpretations, including those referenced in the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7409. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Nick S. Dhesi

Nick S. Dhesi

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Jeffrey F. Brotman, Falcon Minerals Corporation